


04019775

SECURITI     SSION

SECURITIES AND EXCHANGE COMMISSION

RECEIVED

AUG 2 6 2004

DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

BB 9/1

SEC FILE NUMBER
8- 48219

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____10/01/2002_____ AND ENDING_____09/30/2003_____
                                          MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:    PETERS & CO. EQUITIES INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3900 Bankers Hall West      888 Third Street SW

(No. and Street)

CALGARY          ALBERTA          CANADA          T2P 5C5

(City)                  (State)               (Zip Code)

**OFFICIAL USE ONLY**

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____Holly A. Benson, C.A.____                  ____(403) 261-4850____
                                                           (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

     Ernst & Young LLP      Chartered Accountants

(Name – if individual, state last, first, middle name)

1000 Ernst & Young Tower      440 2nd Avenue SW      CALGARY, ALBERTA, CANADA   T2P 5E9

(Address)                  (City)                  (State)               (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☒ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 03 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Financial Statements and Supplemental Information

# Peters & Co. Equities Inc.
September 30, 2003 and 2002



# REPORT OF INDEPENDENT AUDITORS

To the Directors and Stockholder of
**Peters & Co. Equities Inc.**

We have audited the accompanying statements of financial condition of **Peters & Co. Equities Inc.** as at September 30, 2003 and 2002 and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peters & Co. Equities Inc. at September 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

*Ernst & Young LLP*

Calgary, Canada
November 14, 2003

Chartered Accountants

*Ernst & Young*

**Peters & Co. Equities Inc.**

# STATEMENTS OF FINANCIAL CONDITION
All figures presented in United States Dollars

As at September 30

|  | 2003<br>$ | 2002<br>$ |
|---|---:|---:|
| **ASSETS** | | |
| **Current** | | |
| Cash and cash equivalents *[note 3]* | 776,322 | 763,286 |
| Accounts receivable | | |
| Broker *[note 5]* | 810,611 | 61,011 |
| Clients *[note 4]* | 74,356 | 279,679 |
| Other | 32,526 | 16,627 |
| Income taxes receivable | 7,436 | — |
| **Total current assets** | 1,701,251 | 1,120,603 |
| **Other** | | |
| Non-marketable securities | 70,900 | 70,900 |
| Deferred income taxes *[note 6]* | 10,843 | 11,931 |
| **Total other assets** | 81,743 | 82,831 |
| | 1,782,994 | 1,203,434 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **Current** | | |
| Accounts payable | | |
| Broker *[note 5]* | 74,041 | — |
| Clients | 809,716 | 336,491 |
| Due to Peters & Co. Limited *[note 5]* | 42,772 | 63,690 |
| Trade | 13,600 | 12,600 |
| Income taxes payable | — | 22,951 |
| **Total current liabilities** | 940,129 | 435,732 |
| **Subordinated loans *[note 7]*** | 600,000 | 600,000 |
| **Stockholder's equity** | | |
| Capital stock *[note 8]* | 200,000 | 200,000 |
| Retained earnings (deficit) | 42,865 | (32,298) |
| **Total stockholder's equity** | 242,865 | 167,702 |
| | 1,782,994 | 1,203,434 |

*See accompanying notes*

On behalf of the Board:

                              Director                      Director



**Peters & Co. Equities Inc.**

# STATEMENTS OF INCOME
All figures presented in United States Dollars

For the years ended September 30

|  | 2003 $ | 2002 $ |
|---|---|---|
| **REVENUE** | | |
| Commissions | 1,868,218 | 1,536,128 |
| Interest and other *[note 3]* | 17,701 | 15,644 |
| Foreign exchange gain(loss) | 99,008 | (5,891) |
|  | 1,984,927 | 1,545,881 |
| **EXPENSES** | | |
| Management fees *[note 5]* | 1,771,251 | 1,381,040 |
| Clearing and processing | 12,251 | 11,301 |
| Depreciation and amortization | — | 4,811 |
| Operating and overhead | 33,391 | 35,968 |
| Interest *[note 7]* | 60,000 | 60,000 |
|  | 1,876,893 | 1,493,120 |
| Income before income taxes | 108,034 | 52,761 |
| Income taxes *[note 6]* | 32,871 | 30,398 |
| **Net income for the year** | 75,163 | 22,363 |

*See accompanying notes*

**Peters & Co. Equities Inc.**

# STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
All figures presented in United States Dollars

For the years ended September 30

|  | 2003 $ | 2002 $ |
|---|---|---|
| **CAPITAL STOCK** | | |
| Balance, beginning of year | **200,000** | 200,000 |
| Additions during the year | — | — |
| Balance, end of year | **200,000** | 200,000 |
| | | |
| **RETAINED EARNINGS (DEFICIT)** | | |
| Balance, beginning of year | **(32,298)** | (54,661) |
| Net income for the year | **75,163** | 22,363 |
| Balance, end of year | **42,865** | (32,298) |
| **Total stockholder's equity** | **242,865** | 167,702 |

*See accompanying notes*



# STATEMENTS OF CASH FLOWS
All figures presented in United States Dollars

For the years ended September 30

|  | 2003 $ | 2002 $ |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| Net income for the year | **75,163** | 22,363 |
| Add items not requiring an outlay of cash | | |
| Depreciation and amortization | **—** | 4,811 |
| Recognition of deferred income tax asset | **1,088** | (2,425) |
| Net change in non-cash working capital | | |
| Increase in accounts receivable - broker | **(749,600)** | (61,011) |
| Decrease in accounts receivable - clients | **205,323** | 27,633 |
| Decrease in due from Peters & Co. Limited | **—** | 338 |
| (Increase) decrease in accounts receivable - other | **(15,899)** | 8,430 |
| Increase in income taxes recoverable | **(7,436)** | — |
| Increase (decrease) in accounts payable - broker | **74,041** | (304,818) |
| Increase in accounts payable - clients | **473,225** | 336,491 |
| (Decrease) increase in due to Peters & Co. Limited | **(20,918)** | 63,690 |
| Increase in accounts payable - trade | **1,000** | 2,600 |
| (Decrease) increase in income taxes payable | **(22,951)** | 13,445 |
| **Net cash provided by operating activities** | **13,036** | 111,547 |
| | | |
| **Net increase in cash and cash equivalents** | **13,036** | 111,547 |
| Cash and cash equivalents, beginning of year | **763,286** | 651,739 |
| **Cash and cash equivalents, end of year** | **776,322** | 763,286 |

Net cash provided by operating activities includes interest paid during the year of $60,000 (2002 - $60,000) and income taxes paid of $36,029 (2002 - $9,942).

*See accompanying notes*



# NOTES TO FINANCIAL STATEMENTS
All figures presented in United States Dollars

September 30, 2003 and 2002

## 1. BACKGROUND

Peters & Co. Equities Inc. (the "Company"), incorporated under the *Business Corporations Act (Alberta)* and a wholly owned subsidiary of Peters & Co. Limited ("Limited"), commenced operations on September 24, 1996. The Company is registered as a broker/dealer with the National Association of Securities Dealers, Inc. ("NASD") and is a member of the Securities Investor Protection Corporation and the Securities Industry Association. The Company specializes in investments in the Canadian energy industry and deals exclusively with institutional clients.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States ("US"). Significant accounting policies are as follows:

### Use of estimates

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which would affect the amount of recorded assets, liabilities, revenues and expenses. Actual amounts could differ from these estimates.

### Accounting for securities transactions

Securities transactions and the related revenues and expenses are recorded in the financial statements on a settlement date basis. There would be no material differences in net income or net capital for regulatory purposes if the Company followed the trade date basis of accounting.

### Foreign currency translation

The United States dollar is the functional currency for the Company's operations. Assets and liabilities denominated in Canadian currency are translated into United States dollars at the rate of exchange in effect at year end. Revenue and expense items are translated at average rates during the year. The resulting gains and losses are included in income.

### Non-marketable securities

Non-marketable securities represent an investment in a stock exchange. This investment is accounted for at cost, which approximates fair value.



**Peters & Co. Equities Inc.**

# NOTES TO FINANCIAL STATEMENTS
All figures presented in United States Dollars

September 30, 2003 and 2002

## Financial instruments

The carrying values of all of the Company's financial instruments approximate their fair values. Financial instruments are represented by cash and cash equivalents, accounts receivable, income taxes receivable, accounts payable, income taxes payable and subordinated loans.

## Income taxes

The Company records its provision for income taxes using the liability method. Under this method deferred tax assets and liabilities are recognized based on the anticipated future tax effects arising from the differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

## Comprehensive income

There are no items which would cause comprehensive income to differ materially from net income.

## 3. CASH AND CASH EQUIVALENTS

Included in cash and cash equivalents is a Canadian dollar short term deposit in the amount of $900,000 (2002 – $1,115,000) with an interest rate of 2.70 percent per annum (2002 – 2.75 percent per annum) and a maturity of October 28, 2003 (2002 – October 29, 2002). This short term deposit is held with a Canadian chartered bank.

The Company has CDN and US currency on deposit at a Canadian chartered bank. The deposits earn interest at the Canadian prime rate less 2.50 percent per annum, and at the US prime rate less 3.75 percent per annum, respectively. At September 30, 2003 the Canadian prime rate was 4.50 percent per annum (2002 – 4.50 percent per annum) and the US prime rate was 4.00 percent per annum (2002 – 4.75 percent per annum).



# NOTES TO FINANCIAL STATEMENTS
All figures presented in United States Dollars

September 30, 2003 and 2002

## 4. ACCOUNTS RECEIVABLE - CLIENTS

A significant portion of the Company's accounts receivable from clients are due from a small number of US institutional clients. Concentration of credit risk is mitigated due to transactions in these accounts being on the basis of delivery versus payment only. As a result, securities are only delivered in exchange for the related funds.

## 5. RELATED PARTY TRANSACTIONS

The Company's parent, Limited, provides trade execution services to the Company and acts as its settlement agent with various clearing corporations and depositories for all of its security transactions. The accounts receivable/payable broker represent the balances outstanding for such transactions.

Substantially all of the Company's cash receipts and disbursements and administrative functions are handled by Limited. Certain operating, overhead and other costs related to these services are recovered through a management fee. The intercompany balance arising from these transactions is recorded as Due from/to Peters & Co. Limited.

The inter-company balances are due on demand and do not bear interest.

## 6. INCOME TAXES

Deferred income taxes relate to the temporary differences between the carrying value of capital assets for financial reporting purposes and the undepreciated capital cost for income tax purposes.

The Company is subject to corporation taxes in Canada calculated based on financial statements expressed in Canadian dollars. As a result, the effective income tax rate differs from the statutory rate of 37.38 percent (2002 – 39.87 percent) due mainly to foreign exchange translation adjustments included in income for tax purposes.

## 7. SUBORDINATED LOANS

The Company has received two subordinated loans totalling $600,000 US from its parent. These loans have been approved by the NASD and are thus available in computing net capital. These subordinated loans bear interest at ten percent per annum and are repayable on November 30, 2005. Interest paid during the year totalled $60,000 (2002 - $60,000). To the extent these loans are required for net capital, they may not be repaid.

During the year there were no increases or decreases in the subordinated loans.

3



**Peters & Co. Equities Inc.**

# NOTES TO FINANCIAL STATEMENTS
All figures presented in United States Dollars

September 30, 2003 and 2002

## 8. CAPITAL STOCK

Details of the Company's capital stock are as follows:

|  | 2003 $ | 2002 $ |
|---|---|---|
| Authorized: | | |
| Unlimited common shares without nominal or par value. | | |
| | | |
| Issued and outstanding: | | |
| 200,000 common shares | 200,000 | 200,000 |
| | **200,000** | 200,000 |

## 9. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker/dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (the "SEC"). The Company computes its net capital under the basic method and is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 and 2/3 percentage of aggregate indebtedness, as defined, at all times. At September 30, 2003, the Company had net capital equal to $606,087 (2002 - $610,388) which exceeded its requirement by $506,087 (2002 - $510,388).

## 10. ADDITIONAL INFORMATION

In addition to these financial statements, an audited statement of financial condition has been prepared and is available for inspection either at the offices of the Company, at 3900, 888 Third Street SW, Calgary, Alberta, Canada, or at the offices of the SEC.

4



# SUPPLEMENTAL INFORMATION

# COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
All figures presented in United States Dollars

September 30, 2003 and 2002

As a registered broker/dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC. The Company computes its net capital under the basic method and is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 and 2/3 percentage of aggregate indebtedness, as defined, at all times. At September 30, 2003, the Company had net capital equal to $606,087 (2002 - $610,388) which exceeded its requirement by $506,087 (2002 - $510,388).

|  | 2003 $ | 2002 $ |
|---|---|---|
| Total stockholder's equity | 242,865 | 167,702 |
| Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital | 600,000 | 600,000 |
| Less: Total non-allowable assets [note 1] | (119,048) | (96,227) |
| Less: Aged fail-to-delivers | (114,673) | (57,856) |
| Net capital before haircuts on securities positions | 609,144 | 613,619 |
| Less: Total haircuts | (3,057) | (3,231) |
| Net capital | 606,087 | 610,388 |
| Net capital requirement | 100,000 | 100,000 |
| Excess net capital | 506,087 | 510,388 |

*There are no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule in the Company's unaudited September 30, 2003 Part II FOCUS Filing.*

## NOTE 1: NON-ALLOWABLE ASSETS

|  | 2003 $ | 2002 $ |
|---|---|---|
| Non-marketable securities | 70,900 | 70,900 |
| Miscellaneous | 48,148 | 25,327 |
| Total non-allowable assets | 119,048 | 96,227 |

# STATEMENT REGARDING SEC RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.